EXHIBIT 99.1

Seabridge Begins First Drill Campaign at Iskut High Grade Gold Project

TORONTO, Aug. 15, 2016 (GLOBE NEWSWIRE) -- Seabridge Gold (TSX:SEA) (NYSE:SA) announced today that drilling has begun at its 100%-owned Iskut Project in northwestern British Columbia. The program calls for 3,000 meters of core drilling designed to help determine controls on gold mineralization for several known occurrences including past high grade producers. Results from this year’s drilling will be used to design a much larger program for next year.

This year’s initial drill program is based in part on considerable historical data compiled by previous owners and now being re-interpreted by Seabridge’s exploration team. This information is being augmented by relogging, sampling and assaying old drill core, much of which had not been previously analyzed. To date, 37 holes have been relogged and 1,124 samples have been sent for assay.

A new geophysical program has also been initiated, using full tensor magnetotellurics (MT) to provide resistivity images of target areas. These resistivity images are being used to identify altered structures and extensive hydrothermal alteration associated with mineralization.

Commenting on the program, Chairman and CEO Rudi Fronk noted that “our exploration team has developed a very positive perception of the potential of the Iskut property. In our view, Iskut could host extensive district-scale porphyry-style mineral systems similar to our nearby KSM project. These systems would account for the Iskut property’s numerous gold and copper mineral occurrences. However, at Iskut, unlike at KSM, these systems appear to be largely intact from top to bottom, not eroded or faulted away. If so, this would mean that the epithermal tops of the porphyry systems, which typically host high grade precious metals, could remain intact near surface,” Fronk said. “These are the kinds of occurrences we are targeting.”

The Iskut Project was obtained with the closing of Seabridge’s acquisition of SnipGold Corp. in June, 2016. The property is located in northwestern British Columbia, about 110 km northwest of Stewart, BC and 30 km by air from Seabridge’s KSM Project. The Iskut property consists of a contiguous block of 100 BC Mineral Claims, 2 Mineral Leases and 13 Crown Grants covering 29,436 hectares (294 km2) situated in the Liard Mining Division.

The consolidated land package has undergone intermittent exploration since 1907 with the majority of the work carried out in the late 1980s and early 1990s. More than 30 independent operators have owned and worked claims within the Iskut property and their uncoordinated efforts discovered numerous promising targets. Very few of these discoveries have been systematically explored over the past 20 years. The property includes the former high grade gold Johnny Mountain Mine and the copper-gold Bronson Slope resource.

Exploration activities by Seabridge at the Iskut Project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns. This program includes blank and reference standards. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples.

Seabridge holds a 100% interest in several North American gold projects. The Company's principal assets are the KSM Project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) this year’s program leading to a larger program next year; (ii) the potential of the Iskut property; (iii) the Iskut property hosting a district-scale porphyry-style mineral systems and that such systems remain intact from top to bottom with characteristic epithermal tops; and (iv) that the Iskut property mineral systems are not as deeply eroded as those at KSM and the very high grade precious metal occurrences typical of these systems could be found near surface at Iskut. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The principle assumptions regarding disclosure on the Iskut Property include: (i) that the Company will be successful in future efforts to finance the Company; and (ii) the mineralized system at the Iskut Property will conform to similar systems elsewhere. The principle assumptions regarding disclosure on the reserve at the KSM Project are set forth in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2015 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml) Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in exploration, development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2015 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292 · Fax: (416) 367-2711
Email:  info@seabridgegold.net